Exhibit 99.1

Wearable Devices Launches ai6 Labs: The Ecosystem Bridging Intent to Digital Reality

ai6 Labs: a synergistic neural AI ecosystem driving the future through integrated research, product monetization, and accelerated AI breakthroughs

Yokneam Illit, Israel, Feb. 11, 2026 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced the launch of ai6 Labs - the synergistic, closed-loop ecosystem dedicated to seamlessly bridging human intent with digital reality.

ai6 Labs pioneers a revolutionary neural AI ecosystem powered by non-invasive Electromyography technology and Mudra innovation. Unlike fragmented research efforts or isolated products, this integrated platform combines deep foundational research, commercialization, and rapid AI experimentation into a virtuous cycle that accelerates innovation, redefining touchless, intent-driven human-machine interaction and positioning Wearable Devices at the forefront of the next era in computing.

The ecosystem is built on three powerful, interconnected pillars:

•	The Foundation Layer: Establishing a deep-tech foundation by decoding human intent through advanced neural research. Powered by the Large MUAP Model, we are building a Brain-AI Bus - a high-speed neural data highway connecting biological intent to AI. By converting “neural bits” into machine-readable data this architecture deciphers intentions and behaviors to provide AI agents with deep user insights, creating a technological moat through scalable personalization and predictive interaction.

•	Revenue and Ecosystem Growth: Driving commercialization and revenue growth by transforming internal research outcomes into market-leading products - potentially enabling scalable monetization.

•	AI Accelerator: Operating as a high-velocity innovation engine, testing bold AI concepts continuously across verticals such as agentic workflows, edge AI, and beyond – with the goal of rapidly graduating successful Minimum Viable Products into the product pipeline to minimize risk while maximizing breakthrough potential.

This virtuous cycle – where the foundation layer generates core IP, it is then being monetized through real-world products, and the AI accelerator fuels continuous innovation – has the potential to create unparalleled synergy, turning biological signals into actionable digital commands faster, more scalable, and more intuitively than ever before.

Asher Dahan, Chief Executive Officer of Wearable Devices, said: “We’re excited to pioneer ai6 Labs - the first true ecosystem bridging intent to reality. For years, we’ve led with Mudra’s non-invasive technology while others were still conceptualizing. Now, seeing the market surge with AI wearable devices, seamless gesture control in extended reality (“XR”), and non-invasive Brain-Computer Interfaces advancements, it’s evident the world has finally arrived at this vision. This is the perfect inflection point, and we’re confident ai6 Labs will produce many exciting breakthroughs and lasting value.”

About Wearable Devices

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and XR. In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments. By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. The newly launched ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the potential benefits of our technology and products, that ai6 Labs puts us at the forefront of the next era in computing and that ai6 Labs will produce many exciting breakthroughs and lasting value. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
IR@wearabledevices.co.il